Phoenix Guaranteed Income Edge ® available with Select One Asset Management Program

Retirement Overview

Individuals face a number of challenges when preparing for retirement: Market Risk, Longevity Risk – the risk of outliving your assets, Inflation, Rising Health Care Costs, to name a few solution to Help Address the risk of Outliving Your Assets

• Phoenix Guaranteed Income Edge ® (Income Edge), an optional stand-alone living benefit paired with three asset allocation models that are part of the Select One Program for which Portfolio Design Advisors acts as investment advisor 1. Equity % / Fixed Income % as follows:

> Model A Balanced 60/40 Model B Moderate Growth 70/30 Model C Growth 80/20

• Professional management for separately managed account assets, including the potential for growth in account value, through customer’s relationship with Select One

• Income Edge does not change federal income tax treatment of managed account

• PSI – Predictable, sustainable and potentially increasing income for life, first as withdrawals from managed account, then as payments from Income Edge, if triggered 2,3

Highlights – Phoenix Guaranteed Income Edge®

• Helps address key retirement risks

• Optional 4% or 5% income stream that will continue for life even if managed account is reduced to zero 2

• If triggered, income payments from Income Edge would be predictable and unaffected by negative market performance since they are 4% or 5% of the RIB in effect when managed account is exhausted 2

• Annual step ups can increase the amount of possible income payments from Income Edge 3

Example of Income Edge in Rising and Falling Market4

(Assume Customer accepts Annual Optional Increase in RIB)

Lock in Retirement Income Base (RIB)

Account Value

Increase in Value

Increase in Value

Decrease in Value

RIB Account Value

4% or 5% guaranteed income stream is locked in as RIB is increased to match increased Account Value on each anniversary

No step up available since Account Value declines below RIB

Footnotes

1 At all times, the value of the managed account must be invested in accordance with one of the Select One models that PHL Variable has approved for use with the Income Edge. See Income Edge Rate Schedule for details. If Select One/Portfolio Design Advisors changes the models in a way that PHL Variable does not accept, or your managed account assets are invested in a way that does not conform to the model limitations, the Income Edge will be at risk of terminating. Assets are not sheltered by a separate account from the custodian’s creditors.

2 The Income Edge is an optional contingent insurance benefit. At the time the benefit is purchased, the customer’s account value of the managed account (Account Value) establishes the Retirement Income Base (RIB). At age 65 or older, customer may take withdrawals from managed account equal to 4% or 5% (based on customer’s choice when Income Edge purchased) of RIB annually. Withdrawals before age 65 or greater than 4% or 5% of RIB each year will reduce the RIB in the same proportion that the Account Value reduced, and this could potentially cause Income Edge to terminate. Guaranteed income payments from Income Edge will be triggered if, during the customer’s lifetime, the Account Value is reduced to $0 as a result of withdrawals allowed under the Income Edge and/or poor market performance. If the trigger does not occur, PHL Variable is not responsible for any payments under the Income Edge. There is a separate fee for the Income Edge that is deducted from the managed account. The fee is a percentage of the RIB and varies by model and 4% versus 5%. A younger purchaser (i.e., one who is under age 65) will pay more in fees over the lifetime of the product for the same potential benefits received by an older purchaser. Income Edge payments are subject to the claims paying ability of PHL Variable.

3 If the Account Value is greater than the RIB on a certificate anniversary, the RIB will be increased to match the Account Value, unless this option is declined. A higher RIB allows for higher annual withdrawals from the managed account, a higher income stream if triggered under the Income Edge, and a higher fee for the Income Edge.

4 This graph is for illustration only and is not meant to represent any actual investment: The customer’s initial account value of managed account (Account Value) establishes the RIB. Assume Account Value increases year-to-year, customer does not decline an optional increase, and does not take withdrawals from Account Value that are “excess withdrawals” for the Income Edge; as a result, the RIB is increased on the certificate anniversary date. If Account Value subsequently declines due to negative performance, the RIB previously increased is not affected by the negative performance. Withdrawals from managed account reduce Account Value.

Must be preceded or accompanied by Income Edge prospectus.

The Phoenix Guaranteed Income Edge® Can Help Address Key retirement risks

The potential benefits of equity ownership are clear—it can be a way to create real wealth and hedge inflation over time. Unfortunately, owning equities also poses risks that can severely impact your retirement planning. As life spans increase, retirees must seriously consider the risk of outliving their assets. As the chart below illustrates, a male age 65 has more than a 50/50 chance of living to age 85. So, if you are 65 today, chances are you’ll need to be financial prepared for 20 years of retirement.perhaps more.

Retirement risks

Market Risk

Average Returns of the S&P 500® (1990-2010)

4% 3% 2% 1% 0.0 -1% -20% -30% -40%

12/31/90 12/31/91 12/31/92 12/31/93 12/30/94 12/29/95 12/31/96 12/31/97 12/31/98 12/31/99 12/29/00 12/31/01 12/30/02 12/31/03 12/31/04 12/31/05 12/29/06 12/31/07 12/31/08 12/31/09 12/31/10

Source: Standard & Poor’s as of 12/31/10. The S&P 500 is a free-float market capitalization-weighted index of 500 of the largest U.S. companies. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment.

Longevity Risk

Chance of a 65 Year Old Living to an Advanced Age

Age Male Female Couple*

70 93% 96% 99%

80 71% 81% 94%

85 54% 67% 86%

90 34% 46% 70%

95 16% 23% 36%

Source: Society of Actuaries’ Annuity 2000 Basic Mortality Table with projected mortality improvement*Chance of one living

For more information, call a Geneos Wealth Management registered representative at 888-812-5043

Important Disclosures

The Phoenix Guaranteed Income Edge® (Income Edge) is an insurance certificate offered under a group annuity contract issued by PHL Variable Insurance Company (PHL Variable). The Income Edge is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate. Guarantees are based upon the claims-paying ability of PHL Variable. PHL Variable filed a registration statement (including prospectus) for the Income Edge with the SEC. Before purchasing, read the prospectus in that registration statement and other documents PHL Variable has filed with the SEC for more complete information about PHL Variable, and to learn about the charges, withdrawal restrictions and risks associated with the product. Obtain a free copy of the Income Edge prospectus and any documents incorporated by reference into the prospectus by calling PHL Variable at 800-866-0753 or at www.phoenixwm.com or by visiting EDGAR on the SEC’s website at www.sec.gov. The funds and ETFs included in the Select One Program models advised by Portfolio Design Advisors have separate prospectuses you can obtain for free by calling 888-812-5043 or by visiting EDGAR on the SEC’s website at www.sec.gov.

Portfolio Design Advisors is a registered investment advisor and does not sell, recommend or advise on insurance products. PHL Variable is an insurance company that does not provide investment, tax or legal advice and does not recommend or endorse any investment strategy. The Income Edge (form 07GRISGA.2) is issued by PHL Variable (Hartford, CT), and distributed by 1851 Securities, Inc. (Hartford, CT), member FINRA. PHL Variable and 1851 Securities, Inc. are members of The Phoenix Companies, Inc. and are not affiliated with Portfolio Design Advisors. PHL Variable is not licensed to conduct business in NY and ME. The Income Edge certificate may not be available in all states. IRS Circular 230 Disclosure: Any information contained in this communication (including any attachments) is not intended to be used, and cannot be used, to avoid penalties imposed under the U. S. Internal Revenue Code. This communication was written to support the promotion or marketing of the transactions or matters addressed here. Individuals should seek independent tax advice based on their own circumstances. SEC File No. 333-164778 BPD38090 (11/11)

Must be preceded or accompanied by Income Edge prospectus.

Phoenix Guaranteed Income Edge®

available with

Select One Asset Management Program

Must be preceded or accompanied by Income Edge prospectus

Important Disclosures

The Phoenix Guaranteed Income Edge® is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate.

PHL Variable Insurance Company (PHL Variable) has filed a registration statement (including a prospectus) with the SEC for the Phoenix Guaranteed Income Edge®. Before you invest, you should read the prospectus in that registration statement and other documents PHL Variable has filed with the SEC for more complete information about PHL Variable and the Phoenix Guaranteed Income Edge®. You should carefully consider the charges, withdrawal restrictions and risks associated with the Phoenix Guaranteed Income Edge®. The prospectus contains this and other information.

You can obtain a copy of the prospectus for the Phoenix Guaranteed Income Edge® and any documents incorporated by reference into the prospectus for free by calling PHL Variable at 800-866-0753. You may also access the prospectus and incorporated documents for free at our website at www.phoenixwm.com or by visiting EDGAR on the SEC's website at www.sec.gov. The funds and ETFs included in the Select One Model Portfolios have separate prospectuses you can obtain by calling 888-812-5043 or by visiting EDGAR on the SEC's website at www.sec.gov.

The Select One Program is comprised of certain asset allocation models for which Portfolio Design Advisors acts as investment advisor. The Phoenix Guaranteed Income Edge® is an insurance certificate issued by PHL Variable under a group annuity contract that can provide an income guarantee related to the asset allocation models. The certificate has its own restrictions, charges and risks. The Phoenix Guaranteed Income Edge® has a separate fee in addition to the fees associated with the underlying investment account. Guarantees are based upon the claims paying ability of PHL Variable.

Portfolio Design Advisors is a registered investment advisor and does not sell, recommend or advise on insurance products. PHL Variable is an insurance company that does not provide investment, tax or legal advice and does not recommend or endorse any investment strategy. An investor should assess his/her own investment needs based on his/her own financial circumstances and investment objectives. This communication is not intended to meet the objectives or suitability requirements of any specific individual or account. It is important to remember that there are risks inherent in any investment and that there is no assurance that any asset class or index will provide positive performance over time. Past performance is not a guarantee of future results. Diversification and strategic asset allocations do not assure a profit or protect against loss in declining markets.

The Phoenix Guaranteed Income Edge® (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, CT), and distributed by **1851 Securities, Inc.** (Hartford, CT), member FINRA. PHL Variable and **1851 Securities, Inc.** are members of The Phoenix Companies, Inc. PHL Variable and **1851 Securities, Inc.** are not affiliated with Portfolio Design Advisors. PHL Variable Insurance Company is not licensed to conduct business in NY and ME. The certificate may not be available in all states.

SEC File No. 333-164778
BPD38110 (11/11)

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Marketplace Overview: $15.5 Trillion in Retirement Space

Financial Assets by Age and Retirement Status

Boomers control the lion’s share of financial assets

Source: LIMRA analysis of 2007 Survey of Consumer Finances, Federal Reserve Board, 2009.

U.S. Individual Annuity Sales

VA sales:

2008: $155.7b

2009: $128.0b

2010: $140.5b

TOTAL: $423.9

•4Q 2010 total annuity sales were the highest individual quarter since Q2 2009

•Variable annuity sales from 3Q10 to 4Q10 increased by the largest amount ($3.9 billion) and percentage (11%) since the increase from the 1stand 2ndquarters of 2007 ($6.1 billion and 15%)

•When available, guaranteed living benefits were elected 87% of the timewith a GLWB (withdrawal type benefit) being elected 65% of the time

Source: LIMRA Individual U.S. Annuities Q4, 2010. Dollars in billions.

Stand-Alone Living Benefits

Strive to address some of the perceived downfalls associated with variable annuities:

The “3 Cs”

•Cost–may be more cost effective than variable annuities

•Control–flexible and transparent; value of managed account is accessible with no surrender charges*, although withdrawals from managed account can negatively impact SALB depending on its terms

•Complexity–may be perceived as less complex compared to variable annuities

Most variable annuities allow a 10% annual withdrawal without a surrender charge

Phoenix Guaranteed Income Edge®(Income Edge)

Phoenix Guaranteed Income Edge®

Highlights:

>Helps address key retirement risksof longevity and negative market performance

>An optional stand-alone living benefit paired withasset allocation models managed by Select One / Portfolio Design Advisors*

>Income Edge provides a 4% or 5% income stream at age 65 that continues for life after managed account is reduced to zero by allowable withdrawals and/or poor market performance; if triggered, income payments from Income Edge are predictableand unaffected by negative market performance

>Annual “step ups” can increase the amount of possible income payments from Income Edge

• Income Edge has its own fee. The fee varies by model portfolio and whether a 4% or 5% withdrawal option is elected. Guarantees are based upon the claims-paying ability of PHL Variable Insurance Company (PHL Variable) and subject to the terms of the insurance certificate. The value of the managed account must be invested in accordance with one of the approved Select One models at all times for the Income Edge to remain in effect.

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Income Edge Highlights

>Value of managed account must be invested in approved “covered” Select One models at all times1

Currently, the approved covered models are -—

Model A Balanced: 60% Equity, 40% Fixed Income

Model B Moderate Growth: 70% Equity, 30% Fixed Income

Model C Growth: 80% Equity, 20% Fixed Income

>Assets are held at custodian for Select One, not insurance company2

>Income Edge is optional

•No surrender charges

•No cash value-managed account assets are transparent and accessible, although withdrawals before age 65 and greater than 4% or 5% in a calendar year (depending on level chosen at issue) will negatively impact Income Edge

•No death benefit -unlike some variable annuities which may guarantee a minimum or have an optional enhanced death benefit

1If Portfolio Design Advisors changes the models in a way PHL Variable does not accept, or your managed account assets are invested in a way that does not conform to the model limitations, your Income Edge may be at risk of terminating

2Assets are not sheltered by a separate account from custodian’s creditors in contrast to variable annuities where assets are insulated in a Separate Account held at an insurance company

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Income Edge Highlights

>IRS issued private letter ruling on taxation of Income Edge

•The Income Edge does not change the federal income tax treatment of the managed account, including eligibility for:

–Capital gain tax treatment for gains and losses,

–Current deductibility of any losses, or

–Any special tax treatment for dividends

•The Income Edge is an annuity for federal income tax purposes and as such there is no income tax liability for the Income Edge contract until Income Edge payments are triggered and received

–If the managed account is reduced to zero as a result of withdrawals allowed by the Income Edge and/or poor market performance, and the Income Edge payments are then triggered, a portion of each Income Edge payment may be considered a return of principal and excluded from federal income tax.

Please note that this is a brief summary of a complex area. Investors should be advised to consult with their own tax advisor regarding the tax treatment of their specific account.

IRS Circular 230 Disclosure: Any information contained in this communication (including any attachments) is not intended to be used, and cannot be used, to avoid penalties imposed under the U.S. Internal Revenue Code. This communication was written to support the promotion or marketing of the transactions or matters addressed here. Individuals should seek independent tax advice based on their own circumstances.

How does Income Edge work?

>At issue, value of managed account (Account Value) establishes the Retirement Income Base (RIB)

>At 65 or older, you may take withdrawals from managed account equal to 4% or 5% of RIB (you choose at issue)*

>Guaranteed income payments from Income Edge will be triggered if, during your lifetime, Account Value is exhausted by allowable withdrawals* and/or poor market performance

>If Account Value is greater than the RIB on any certificate anniversary, the RIB will be increased (“step up”) to match the Account Value, unless you decline this option.(A higher RIB allows for higher withdrawals, higher income payments if triggered, and a higher, incremental fee for Income Edge)

>The fee for the Income Edge is a percentage of the RIB

•Deducted quarterly in advance from managed account

•Varies by model and 4% vs5% benefit and whether you choose individual or spouse coverage

•Current fees range from 0.85% to 2.15%

•* Withdrawals before age 65 or greater than 4% or 5% of RIB each year will reduce the RIB in the same proportion that the Account Value reduced, and this could potentially cause the Income Edge to terminate. 10

Example

Example of Income Edge in a Rising and Falling Market[assumes client accepts Annual Optional Increase in RIB]

• This is for illustration only and is not meant to represent any actual investment: The client’s initial value of the managed account (Account Value) establishes the RIB. Assume Account Value increases year-to-year, client does not decline an optional increase, and does not take withdrawals from Account Value that are considered “excess withdrawals” for the Income Edge; as a result, the RIB is increased on the anniversary date. If the Account Value subsequently declines due to negative performance, the RIB previously increased is not affected by the negative performance. Withdrawals from the managed account reduce the client’s Account Value. Income stream is only payable if Income Edge is triggered during client’s lifetime.

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•

Retirement Risks1

1 Longevity: Outliving your money

2 Investment Risk

3 Investor Behavior

Context Setting -Risk #1: Longevity

Outliving your money

Chance of a 65 year-old living to an advanced age:

Most people, including couples, underestimate their time horizon during retirement

Source: Society of Actuaries’ Annuity 2000 Basic Mortality Table with projected mortality improvement

*Chance of one living

Context Setting -Risk #2: Investment Risk

Average Returns of the S&P 500®(1990-2010)

Source: Standard & Poor’s as of 12/31/10. The S&P 500 is a free-float market capitalization-weighted index of 500 of the largestU.S. companies. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment.

Context Setting -Risk #3: Investor Behavior

Net Flows in Bull Market versus net flows in Bear Market

Equity/Fixed Mutual Fund Net Flows

2000 2002 $262.8b

$140.5b

Equity

-$49.9b -$29.1b Bond

Source: Strategic Insight, Mutual Fund Research and Consulting Group

Income Edge -Investor Appeal

>Helps address retirement risk of outliving savings

>Provides guaranteed lifetime income payments if managed account is exhausted by allowable withdrawals and/or poor investment performance

>Establishing a RIB locks in an income floor which can be maintained during market downturns and increased upon market recovery if desired (Income Edge must be triggered during your lifetime to provide income payments to you)

>Available with asset allocation models managed by Select One/Portfolio Design Advisors

>Income Edge does not alter tax treatment of the managed account

>Optional and may be cancelled –no surrender charges

>Investor controland transparency

>May allow increased exposure to equities

•Greater equity exposure within the managed account (or other investments) may hedge inflation and may allow for enhanced wealth creation over time. Your advisor will help determine your appropriate exposure level.*

* An increased RIB equates to larger annual withdrawals, and larger guaranteed income payments should they be triggered under theIncome Edge. An increased RIB will also equate to a higher incremental fee for the Income Edge. In order for the Income Edge to remain in effect, the value of the managed account must be invested at all times in accordance with one of the Select One models approved by PHL Variable for use with the Income Edge. Asset allocation strategies do not ensure a gain or guarantee protection against loss.

About
The Phoenix Companies



The Phoenix Companies HQ Hartford, CT

"The Boat Building"

PHOENIX

Where Excellence Grows™

Helps meet personal financial and business planning needs through life insurance, annuities, and alternative retirement solutions

1851 - Phoenix founded as American Temperance Life Insurance Company

1865 - Insures President Abraham Lincoln

1912 - 1st life insurer to use direct mail advertising

1955 - 1st to offer reduced life insurance premium rates for women

1963 - 1st two-sided building in world: new corporate headquarters in Hartford, CT; the "boat building" is listed on the National Register of Historic Places

1967 - 1st to offer discounted premiums on all policies to nonsmokers

1992 - Phoenix and Home Life merge: Phoenix Home Life Mutual Insurance Company

2001 - Converts from mutual to stock company called The Phoenix Companies, Inc., trading under symbol PNX

2009 - Forms distribution company, Saybrus Partners, Inc., to provide dedicated life insurance consultation services to partner companies and support for Phoenix's product line within its own distribution channels

PHL Variable Insurance Company (PHL Variable) is a distinct subsidiary of The Phoenix Companies, Inc. and is responsible for its own financial obligations. Income Edge is issued by and subject to the claims paying ability of PHL Variable (Hartford, CT). PHL Variable is not authorized to conduct business in NY and ME. Member of The Phoenix Companies, Inc.

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